February 25, 2011

Securities and Exchange Commission
Washington, D.C.  20549

RE:	Form 8-k A-1 filed January 27, 2011
File No. 000-53443

Dear Mr. Zitko

The following is filed in response to your comment letter regarding the company’s “Change in shell status” dated February 9, 2011.

The Company is in the process of gathering information to provide greater specificity with respect to your question surrounding the “Change in shell status”.  We have been evaluating several different business opportunities which have delayed our ability to formally respond to the Commission.

We respectfully request that the Commission understand the limitations placed on our time.  Be assured that next week we will complete the required work and submit our response letter no later than March 7, 2011.

Thanking you in advance for your understanding.

The undersigned, on behalf of Z3 Enterprises, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ross Giles

Ross Giles
President